SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.5bn for 2Q08

São Paulo, August 12, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), today announced financial results for the second quarter of 2008 (2Q08). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$) and comparisons refer to the second quarter of 2007 (2Q07). Consolidated results for the quarter include those of VRG since April 9, 2007, making comparisons of 2Q08 and 2Q07 less relevant as a result. Additionally, financial statements in BR GAAP are made available at the end of this release. Quarterly information does not include the changes in accounting practices provided by Law No. 11,638, as permitted by the Brazilian Securities and Exchange Commission (CVM) in this period of transition.

OPERATING & FINANCIAL HIGHLIGHTS

IR Contact

Email: ri@golnaweb.com.br

Tel: +55 (11) 3169-6800

IR Website:
voegol.com.br/ir

2Q08 Earnings
Results Webcast

Date:
Tuesday, August 12, 2008

> English
11:00 a.m. US EST
12:00 p.m. Brasília Time
Phone: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: 54689682

> Portuguese
12:30 a.m. US EST
1:30 p.m. Brasília Time
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL
Net revenues reached R$1.5bn, representing growth of 27.2% compared to the same period last year. The Company transported 7.1mm passengers in the quarter, representing growth of 14.3% over 2Q07. Ancillary revenues (cargo and other) increased 18.3% over 2Q07 to R$124.8mm.

Consolidated net loss for the quarter was R$171.7mm (US$104.1mm). Consolidated net loss per share (EPS) was R$0.85; net loss per ADS was US$0.52.

Consolidated operating costs per ASK (CASK) increased 15.4% from 14.33 cents (R$) in 2Q07 to 16.53 cents (R$) in 2Q08. Non-fuel CASK increased 12.1% to 9.66 cents (R$) due to lower aircraft utilization caused by recent ANAC regulations that established minimum ground times between landing and takeoff at all of Brazil’s airports, extraordinary expenses related to the shut down of intercontinental destinations including aircraft return expenses (during 2Q08, VRG ceased operations to Mexico and Madrid), and an increase in salaries, wages and benefits, sales and marketing and depreciation.

At June 30, the Company’s total liquidity was R$2.8bn, comprised of: cash, cash equivalents and short-term investments of R$737.7mm, accounts receivable of R$339.9mm, R$485mm in unused working capital credit lines, R$554.6mm in deposits with lessors and R$729.7mm deposited with Boeing as advances for aircraft acquisitions.

Consolidated domestic RPKs increased 10.4% and ASKs 3.8%, versus 1Q08. Consolidated international revenue passenger kilometers (RPKs) decreased 27.2% and ASKs 23.1% versus 1Q08.

Consolidated RPKs increased 20.1% from 5,741mm in 2Q07 to 6,897mm in 2Q08 and ASKs increased 22.8% from 8,692mm in 2Q07 to 10,677mm in 2Q08. Consolidated average load factor decreased 1.4 percentage points versus 2Q07 to 64.6%. GTA’s RPKs increased 3.0% from 4,959mm in 2Q07 to 5,109mm in 2Q08 and ASKs increased 6.3% from 7,215mm in 2Q07 to 7,666mm in 2Q08. GTA’s average load factor decreased 2.1 percentage points to 66.6%. VRG’s RPKs increased 128.6% from 782mm in 2Q07 to 1,788mm in 2Q08 and ASKs increased 103.9% from 1,477mm in 2Q07 to 3,011mm in 2Q08. VRG´s average load factor was 59.4%, an increase of 6.5 percentage points. Consolidated break-even load-factor was 77.8%, up 5.7 percentage points over 2Q07.

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Consolidated passenger yields increased 7.7% to R$19.43 cents (domestic yields increased 11.1% and international yields decreased 8.7% versus 2Q07). RASK increased 3.5% over 2Q07 to 13.72 cents (R$). Average fares were R$196.

The domestic market grew 1.9% over 1Q08, despite the fact that the second quarter is historically a weak period of demand (seasonally) for the industry, and 11.0% compared to 2Q07, 2.1 times the estimated Brazilian GDP growth.

GTA and VRG now offer over 740 daily flights to 59 different destinations in Brazil and South America, the most of any airline group. In 2Q08, GTA added 9 new daily flight frequencies and served 56 destinations. VRG added 21 new daily flight frequencies, serving 18 destinations. The Company’s low- cost operating structure permits flights to medium-sized cities with lower traffic volumes, allowing GOL to serve various destinations outside of Brazil’s main economic centers.

In line with its fleet renewal plan, the Company received two 737-800 NG and removed seven 737- 300s and three 767-300 from the operating fleet during the quarter, resulting in a net reduction of five aircraft in the narrow body operating fleet. The Company plans to end 2008 with a consolidated fleet of 104 aircraft, comprised of 737-800 and 737-700 aircraft.

In June, GOL ranked second in sustainability consulting group Management & Excellence (M&E)’s Latin American corporate governance study (“The Best Governed Major Latin Corporations 2008”)According to the study, conducted in partnership with LatinFinance magazine, GOL employs 90.2% of the required positive corporate governance practices included in the analysis, compared to an average score of 62.34% by the 50 companies included in the research. GOL was the only airline named in the report.

On June 26, CADE (Brazilian Antitrust Authority) approved GOL’s acquisition of VRG (effected on April 9, 2007) with no restrictions. On July 30, GOL requested ANAC approval of a proposed organizational reorganization of its subsidiaries, GTA and VRG, merging them into one airline. Under the proposed reorganization, the airline will maintain the “GOL” and “VARIG” brands and respect all VRG and GTA’s current rights and obligations. The reorganization will not affect GOL’s public shareholders.

In 2Q08, VRG finalized interline agreements with Copa Airlines and American Airlines. Passengers traveling on these airlines are now able to purchase tickets for all routes served by VRG in Brazil and South America.

On August 6, the Company’s Board of Directors approved the suspension of dividend payments for the remainder of the 2008 fiscal year, but guaranteed a minimum payment of 25% of the year’s consolidated net income. The Company ended the quarter with 26.5% of its shares floating in the market. GOL’s shares presented average daily trading volumes of US$18.3mm (R$30.3mm) during 2Q08.

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Consolidated Financial & Operating Highlights	2Q08	2Q07	% Change	1Q08	% Change
(US GAAP)
RPKs (mm)	6,897	5,741	20.1%	6,837	0.9%
ASKs (mm)	10,677	8,692	22.8%	11,058	-3.4%
Load Factor	64.6%	66.0%	-1.4 pp	61.8%	+2.8 pp
Passenger Revenue per ASK (R$ cents)	12.55	12.03	4.3%	13.56	-7.4%
Operating Revenue per ASK (R$ cents) (“RASK”)	13.72	13.25	3.5%	14.53	-5.6%
Operating Cost per ASK (R$ cents) (“CASK”)	16.53	14.33	15.4%	14.73	12.2%
Operating Cost ex-fuel per ASK (R$ cents)	9.66	8.62	12.1%	8.72	10.8%
Breakeven Load Factor	77.8%	72.1%	+5.7 pp	62.6%	+15.2 pp
Net Revenues (R$ mm)	1,464.9	1,151.5	27.2%	1,607.1	-8.8%
EBITDAR (R$ mm)	-90.4	72.2	nm	184.8	nm
EBITDAR Margin	-6.2%	6.3%	-12.5 pp	11.4%	-17.6 pp
Operating Income (R$ mm)	-299.2	-93.4	220.3%	-21.4	1298.1%
Operating Margin	-20.4%	-8.1%	-12.3 pp	-1.3%	-19.1 pp
Pre-tax Income (R$mm)	-228.9	-48.5	372.0%	-4.7	4770.2%
Pre-tax Income Margin	-15.6%	-4.2%	-11.4 pp	-0.3%	-15.3 pp
Net Income (R$ mm)	-171.7	-35.4	385.0%	-3.5	4805.7%
Net Income Margin	-11.7%	-3.1%	-8.6 pp	-0.2%	-11.5 pp
Earnings per Share (R$)	(R$0.85)	(R$0.18)	372.2%	(R$0.02)	4150.0%
Earnings per ADS Equivalent (US$)	($0.52)	($0.09)	477.8%	($0.01)	5100.0%
Weighted average number of shares and ADSs, basic (000)	201,210	197,306	2.0%	202,117	-0.4%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) ANAC data.

Selected Financial & Operating Highlights		2Q08	2Q07	% Change	1Q08	% Change
(USGAAP)
RPKs (mm)	GTA	5,109	4,959	3.0%	5,244	-2.6%
	VRG	1,788	782	128.6%	1,593	12.2%
ASKs (mm)	GTA	7,666	7,215	6.3%	7,886	-2.8%
	VRG	3,011	1,477	103.9%	3,172	-5.1%
Load Factor	GTA	66.6%	68.7%	-2.1 pp	66.5%	+0.1 pp
	VRG	59.4%	52.9%	+6.5 pp	50.2%	+9.2 pp
Net Revenues (R$ mm)	GTA	1,193	964	23.8%	1,262	-5.5%
	VRG	272	188	44.7%	180	51.1%
RASK (R$ cents)	GTA	15.56	13.36	16.5%	16.37	-4.9%
	VRG	9.04	11.67	-22.5%	9.02	0.2%
Yield per pax-km (R$ cents)	GTA	21.63	17.98	20.3%	21.75	-0.6%
	VRG	13.14	18.35	-28.4%	14.93	-12.0%
CASK (R$ cents)	GTA	16.33	13.67	19.5%	14.90	9.6%
	VRG	17.02	16.06	6.0%	18.98	-10.3%
Operating Margin	GTA	-4.9%	-2.4%	-2.5 pp	9.0%	-13.9 pp
	VRG	-88.2%	-38.0%	-50.2 pp	-110.4%	+22.2 pp
EBITDAR (R$mm)	GTA	77.9	90.7	-14.1%	238.3	-67.3%
	VRG	(168.3)	(18.6)	804.8%	(138.3)	21.7%
Net Income (R$ mm)	Consolidated excluding VRG	(78.7)	22.8	nm	90.2	nm
	VRG	(93.0)	(58.2)	59.8%	(114.4)	-18.7%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) ANAC data.

- 3 / 23 -

MANAGEMENT’S COMMENTS ON RESULTS

The second quarter of 2008 was a challenging quarter for the air transportation industry. Fuel prices reached record levels faster than fares could be adjusted, especially in a quarter where we were facing ramp up of our new flight networks. Our costs were largely impacted by fuel prices, which caused a negative effect in our results and margins. While crude oil prices in the international market (represented by WTI) increased 90.6% versus 2Q07, the Company’s consolidated yields increased 7.7% in the same period. Due to seasonality, increased competition in the sector and significant promotional activities during the quarter, consolidated yields decreased 11.4% versus 1Q08. Demand for air travel in Brazil remained strong in the second quarter of 2008. Domestic RPKs grew at a rate of 11.0% in 2Q08, 2.1 times Brazil’s estimated GDP growth. Our capacity to serve that growth grew 23% during the quarter due to the addition of 24 aircraft since 2Q07. In the domestic market, our installed capacity to provide air travel grew by 22.8% . Passengers transported in 2Q08 increased 14% over 2Q07. The 2Q08 consolidated load factor was 65%, a decrease of 1.4 percentage points from 2Q07. The Company will continue to invest resources in the future and growth of the Brazilian air transportation system.

During the second quarter of 2008 we consolidated the GTA and VRG flight networks, as announced on March 24. We achieved positive results through these network changes, with domestic load factors above 67% during the quarter, representing a more than 20 percentage point increase for VRG. Completion and punctuality returned to optimized standard levels, reaching 96% and 97% respectively, during the quarter (based on internal data).

Consolidated operating costs per ASK excluding fuel increased 12.1% to 9.66 cents (R$) year-over-year, primarily due to a 9.2% reduction in aircraft utilization, caused by recent ANAC regulations that established minimum ground time between landing and take-off in all of Brazil’s airports and non-recurring expenses related to the closing of the long-haul destinations and aircraft maintenance services related to returning aircraft. Consolidated fuel costs per available seat kilometer (ASK) increased 20.3% year-over-year. Due to higher fuel prices, lower aircraft utilization in the second quarter and extraordinary expenses related to aircraft returns, total consolidated operating cost per seat kilometer (CASK) increased 15.4% to 16.53 cents (R$). The Company continues to rationalize VRG’s costs to GOL’s standards, modernizing and standardizing the fleet and focusing operations on markets where we maintain a competitive advantage. VRG’s CASK in 2Q08 was R$17.0 cents (versus R$16.3 cents in GTA).

On June 26, we received CADE (Brazilian Antitrust Authority) approval of the VRG acquisition. On July 30, the Company requested ANAC approval of a proposed organizational reorganization of its subsidiaries, GTA and VRG, merging them into one airline. The proposed reorganization, which aims to improve GOL’s operating structure, will provide more efficient air transportation services through the integration of GTA and VRG’s operations, eliminating network redundancies, exploring synergies and offering better market segmentation. Additionally, integrating GTA and VRG’s operations will allow the Company to optimize revenues and maximize operational, financial and ancillary revenue capabilities, while also reducing financial and operation costs. Under the proposed reorganization, the Company will maintain the “GOL” and “VARIG” brands and respect all VRG and GTA’s current rights and obligations. The reorganization will not affect GOL’s public shareholders.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and quality customer service. “The Company is taking the necessary steps to set the stage for the next phase of growth, in line with our strategy of profitable expansion through our low-cost structure” said Constantino de Oliveira Junior, GOL’s president and CEO. “We are very proud that over 91 million passengers have chosen to fly with us and we will continue to make every effort to offer our customers the best in air travel: new and modern aircraft, frequent flights in all major markets, an expanding integrated route system and the lowest fares,” stated de Oliveira.

- 4 / 23 -

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 27.2% to R$1.5bn, due to a 20.1% increase in RPKs, combined with a 7.7% increase in yields, partially offset by a 1.4pp decrease in load factors. GOL’s consolidated RPK growth was driven by an 11.7% increase in departures. Consolidated RPKs grew 20.1% to 6,897mm and revenue passengers grew 14.3% to 7.1mm.

Consolidated yields increased 7.7% to 19.43 cents (R$) per passenger kilometer, mainly due to an increase of 16.7% in average fares from R$168 to R$196. Consolidated operating revenues per ASK (“RASK”) increased 3.5% to R$13.72 cents in 2Q08, compared to R$13.25 cents in 2Q07.

GTA’s yields were R$21.6 cents, a 20.3% increase versus 2Q07; GTA’s RASK increased 16.5% to R$15.6 cents. VRG’s yields were R$13.1 cents; VRG’s RASK was R$9.0 cents.

The 22.8% year-over-year capacity expansion, measured by ASKs, facilitated the addition of nine new daily flight frequencies for GTA in 2Q08 and 21 daily frequencies for VRG. The addition of 21.9 average operating aircraft compared to 2Q07 (from 87.4 to 109.3 average aircraft) drove the ASK increase.

GTA’s domestic market share averaged 38% and VRG’s averaged 8% during the quarter. Through regular international flights, GTA achieved international market share of 9% (share of Brazilian airlines flying to international destinations) in the same period; VRG’s international market share was 17%. 21.2% of consolidated RPKs were related to international passenger traffic in 2Q08.

GOL’s cargo transportation activities (Gollog) are responsible for a majority of other operating revenues, reporting 2Q08 revenue of R$124.8mm.

OPERATING EXPENSES

Total consolidated CASK increased 15.4% to 16.53 cents (R$), due to a 28.7% increase in fuel price per liter, reduced aircraft utilization, and increased maintenance costs related to aircraft returns, salaries, wages and benefits expenses, materials and repairs, sales and marketing, and depreciation. Consolidated CASK was partially offset by aircraft and traffic servicing and aircraft rent per ASK. Operating expenses per ASK excluding fuel increased by 12.1% to 9.66 cents (R$). Total operating expenses increased 41.7%, reaching R$1,764.0mm, mainly due to higher fuel expenses, increased air traffic servicing expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees). The R$237.4mm increase in fuel expenses in 2Q08 over 2Q07 was due to increased fuel consumption and a 44.3% increase in fuel price per liter. Consolidated breakeven load factor increased 5.7 percentage points to 77.8% versus 72.1% in 2Q07.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of consolidated costs and operational expenses for 2Q08, 2Q07 and 1Q08 is as follows:

- 5 / 23 -

Operating Expenses (R$ cents / ASK)
	2Q08	2Q07	% Chg.	1Q07	% Chg.
Aircraft fuel	6.87	5.71	20.3%	6.01	14.3%
Salaries, wages and benefits	2.30	2.05	12.2%	2.18	5.5%
Aircraft rent	1.44	1.57	-8.3%	1.35	6.7%
Sales and marketing	1.15	0.99	16.2%	1.27	-9.4%
Landing fees	0.88	0.81	8.6%	0.78	12.8%
Aircraft and traffic servicing	1.03	1.15	-10.4%	1.06	-2.8%
Maintenance, materials and repairs	1.01	0.88	14.8%	0.55	83.6%
Depreciation	0.52	0.34	52.9%	0.51	2.0%
Other operating expenses	1.33	0.83	60.2%	1.02	30.4%

Total operating expenses	16.53	14.33	15.4%	14.73	12.2%

Operating expenses ex- fuel	9.66	8.62	12.1%	8.72	10.8%

Operating Expenses (R$ million)
	2Q08	2Q07	% Chg.	1Q08	% Chg.
Aircraft fuel	733.6	496.2	47.9%	664.1	10.5%
Salaries, wages and benefits	245.5	178.1	37.8%	241.2	1.8%
Aircraft rent	153.4	136.1	12.7%	149.7	2.5%
Sales and marketing	122.4	85.8	42.6%	140.2	-12.7%
Landing fees	94.1	70.3	33.9%	86.3	9.0%
Aircraft and traffic servicing	109.5	100.0	9.5%	117.4	-6.7%
Maintenance, materials and repairs	108.0	76.5	41.2%	60.6	78.2%
Depreciation	55.4	29.5	87.9%	56.5	-1.9%
Other operating expenses	142.1	72.5	96.1%	112.5	26.3%

Total operating expenses	1,764.0	1,245.0	41.7%	1,628.5	8.3%

Operating expenses ex- fuel	1,030.4	748.8	37.6%	964.4	6.8%

Aircraft fuel expenses per ASK increased 20.3% over 2Q07 to 6.87 cents (R$), mainly due to increased fuel price per liter year-over-year. The 28.7% increase in average fuel price per liter over 2Q08 was primarily due to an increase of 90.6% in crude oil (WTI) prices and a 77.8% increase in Gulf Coast jet fuel (a factor influencing the determination of Brazilian jet fuel prices) partially offset by a 16.7% Brazilian Real appreciation against the U.S. Dollar and results of our fuel hedging program, that generated gains of R$35.8mm in the quarter. The Company hedged approximately 42% of its fuel requirements for 2Q08 at US$95.6 per barrel. The Company has hedged approximately 55% and 26% of its 3Q08 and 4Q08 fuel requirements, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 12.2% to 2.30 cents (R$) in 2Q08, primarily due to an increase in sales incentives and lower aircraft utilization (1.3 less block hours per day), a 5% cost of living increase on salaries effected in December 2007 and a 24.4% increase in the number of full-time equivalent employees to 16,567 -- related to internalization of call center employees effected in 2007.

- 6 / 23 -

Aircraft rent per ASK decreased 8.3% to 1.44 cents (R$) in 2Q08, primarily due to a 16.7% Brazilian Real appreciation against the U.S. Dollar, partially offset by a lower consolidated aircraft utilization rate, caused by recent ANAC regulations that established minimum ground time between landing and take-off at all of Brazil’s airports.

Sales and marketing expenses per ASK increased 16.2% to 1.15 cents (R$) due to an increase in sales incentive and lower aircraft utilization. During the quarter, GTA booked a majority of its tickets through a combination of its website (78.5%) and its call center (7.6%), while VRG booked 85.3% of its tickets through its global distribution system (GDS) and call-center and 14.7% through its website.

Landing fees per ASK increased 8.6% to 0.88 cents (R$), mainly due to the increase in parking fees at São Paulo’s Congonhas airport and a decrease in VRG’s average stage length as a result of closing intercontinental destinations.

Aircraft and traffic servicing expenses per ASK decreased 10.4% to 1.03 cents (R$), mainly due to a reduction in handling expenses caused by a decrease in landings at international airports during the quarter.

Maintenance, materials and repairs per ASK increased 14.8% to 1.01 cents (R$), primarily due to a 16.7% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of 22 aircraft in the amount of R$84.5mm (including extraordinary expenses with maintenance services of returned aircraft, related to the closing of VRG’s intercontinental destinations), the use of spare parts inventory in the amount of R$12.5mm and the repair of rotable materials in the amount of R$11.3mm.

Depreciation per ASK increased 52.9% to 0.52 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and increased depreciation related to 16 new 737-800 NG aircraft which were added to the fleet between 4Q06 and 2Q08 and 12 aircraft (eight 737 NGs and six 767s) classified as capital leases, partially offset by the dilution of expenses over a higher number of ASKs.

Other operating expenses per ASK were 1.33 cents (R$), a 60.2% increase when compared to the same period of the previous year, due to an increase in insurance expenses, costs related to closing international bases, expenses related to cancelled flights and crew lodging expenses. Insurance expenses, at 0.13 cents (R$) per ASK (R$13.8mm total), increased 8.3% over 2Q07, due to a reduction in aircraft utilization.

- 7 / 23 -

COMMENTS ON EBITDA AND EBITDAR[1]

A 2.20 cents (R$) increase in CASK, partially offset by a 0.47 cent (R$) increase in RASK resulted in a decrease in EBITDA per available seat kilometer decrease to -2.29 cents (R$) in 2Q08. EBITDA totaled -R$243.8mm in the period, compared to -R$63.9mm in 2Q07 and R$35.1mm in 1Q08.

EBITDAR Calculation (R$ cents / ASK)
	2Q08	2Q07	Chg. %	1Q087	Chg. %
Net Revenues	13.72	13.25	3.5%	14.53	-5.6%
Operating Expenses	16.53	14.33	15.4%	14.73	12.2%

EBIT	-2.81	-1.08	160.2%	-0.20	1305.0%
Depreciation & Amortization	0.52	0.34	52.9%	0.51	2.0%

EBITDA	-2.29	-0.74	209.5%	0.31	nm
EBITDA Margin	-16.7%	-5.6%	-11.1 pp	2.1%	-18.8 pp
Aircraft Rent	1.44	1.57	-8.3%	1.35	6.7%

EBITDAR	-0.85	0.83	nm	1.66	nm
EBITDAR Margin	-6.2%	6.3%	-12.5 pp	11.4%	-17.6 pp

EBITDAR Calculation (R$ million)
	2Q08	2Q07	Chg. %	1Q08	Chg. %
Net Revenues	1,464.9	1,151.5	27.2%	1,607.1	-8.8%
Operating Expenses	1,764.1	1,245.0	41.7%	1,628.5	8.3%

EBIT	-299.2	-93.4	220.3%	-21.4	1298.1%
Depreciation & Amortization	55.4	29.5	87.8%	56.5	-1.9%

EBITDA	-243.8	-63.9	281.5%	35.1	nm
EBITDA Margin	-16.7%	-5.6%	-11.1 pp	2.1%	-18.8 pp
Aircraft Rent	153.4	136.1	12.7%	149.7	2.5%

EBITDAR	-90.4	72.2	nm	184.8	nm
EBITDAR Margin	-6.2%	6.3%	-12.5 pp	11.4%	-17.6 pp

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of our financial statements. On a per-ASK basis, EBITDAR was -0.85 cents (R$) in 2Q08, compared to 0.83 cents (R$) in 2Q07. EBITDAR amounted to -R$90.4mm in 2Q08, compared to R$72.2mm in the same period last year and R$184.8mm in 1Q08.

________________________________________

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 23 -

FINANCIAL RESULTS

Net financial income totaled R$70.3mm in 2Q08. Interest expense decreased R$5.6mm year-over-year primarily due to a decrease in total debt. Interest income, including R$87.4mm of positive exchange variation, increased R$29.2mm due to a 0.9 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate), partially offset by a lower balance of cash and cash equivalents versus 2Q07.

Financial Results (R$ thousands)	2Q08	2Q07	1Q08
Interest expense	(35,351)	(40,991)	(59,982)
Capitalized interest	9,875	4,089	10,872
Interest and investment income	102,052	72,879	67,469
Other gains (losses)	(6,290)	8,983	(1,696)
Net Financial Results	70,286	44,960	16,663

NET INCOME AND EARNINGS PER SHARE

Reported net loss in 2Q08 was R$171.7mm, representing a -11.7% net income margin, versus R$35.4mm of net loss in 2Q07.

Reported net loss per share, basic, was R$0.85 in 2Q08 compared to net loss per share of R$0.18 in 2Q07. Basic weighted average shares outstanding were 201,210,359 in 2Q08 and 197,305,722 in 2Q07. Reported net loss per share, diluted, was R$0.85 in 2Q08 compared to net loss per share of R$0.18 in 2Q07. Fully-diluted weighted average shares outstanding were 201,210,359 in 2Q08 and 197,305,722 in 2Q07.

Reported net loss per ADS, basic, was US$0.52 in 2Q08 compared to net earnings per ADS of US$0.09 in 2Q07. Reported net loss per ADS, diluted, was US$0.52 in 2Q08 compared to net earnings per ADS of US$0.09 in 2Q07.

On August 6, 2008, the Company’s Board of Directors approved the suspension of dividend payments for the remainder of the 2008 fiscal year, but guaranteed a minimum payment of 25% of the year’s consolidated net income. Since 2004, GOL paid R$664.7mm in dividends to its shareholders. In January 2008, the Board, considering current share prices and the free float, authorized management to repurchase up to 5mm of the Company’s preferred shares, at market prices, representing 9.3% of the free float on June 30, 2008, in accordance with the terms of CVM Instruction No. 10/80. As of June 30, the Company has repurchased 1,574,200 shares.

- 9 / 23 -

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$304.2mm during 2Q08. Net cash used by operating activities was R$99.8mm, mainly due to negative operating results of R$171.7mm, an increase in deferred income taxes of R$148.6mm, partially offset by a decrease of R$127.0mm in air traffic liability.

Net cash used in investing activities was R$144.0mm, mainly due to an R$118.9mm in acquisition of property and equipment and R$29.9mm in aircraft pre-delivery deposits. Net cash used by financing activities during 2Q08 was R$60.4mm, mainly due to the payment of R$28.1mm in short-term debt and R$40.2mm in exchange variation in long-term debt due to the appreciation of 16.7% of the Brazilian Real.

Cash Flow Summary (R$ million)	2Q08	2Q07	% Change	1Q08	% Change
Net cash provided by (used in) operating activities	(99.8)	(14.3)	597.3%	387.3	nm
Net cash provided by (used in) investing activities[1]	(144.0)	(261.7)	-45.0%	(313.1)	-54.0%
Net cash provided by (used in) financing activities	(60.4)	72.8	nm	(465.0)	-87.0%

Net increase in cash, cash equivalents & short term investments	(304.2)	(203.2)	49.7%	(390.8)	-22.2%

1.
Excluding R$151.7mm in change in available-for-sale securities in 2Q08, R$138.3mm in 2Q07 and R$268.7mm in 1Q08 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on June 30, 2008, was R$737.7mm, a decrease of R$304.2mm over 1Q08. The Company’s total cash liquidity reached R$2.8bn, including R$1,077.6mm in cash, short-term investments and accounts receivable at the end of 2Q08, R$554.6mm in deposits with lessors, R$729.7mm deposited with Boeing as advances for aircraft acquisitions and three unused revolving lines of credit allowing borrowings up to R$485mm. During 2Q08, the Real appreciated 5% against the U.S. Dollar, reducing the Company’s USD denominated debt amount in Reais.

Cash Position and Debt (R$ million)	06/30/2008	03/31/2008	% Change
Cash, cash equivalents & short-term investments	737.7	1,041.9	-29.2%
Short-term debt	-	28.1	-100.0%
Long-term debt	979.5	1,045.2	-6.3%

Net cash	(241.8)	(31.4)	670.1%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On June 30, 2008, the Company had 84 aircraft under operating leases with initial lease term expiration dates ranging from 2008 to 2019 and 28 aircraft under capital leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of June 30, 2008, the Company had 98 firm orders (net of 29 already delivered) and 40 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$6.3bn (based on aircraft list price) and are scheduled for delivery between 2008 and 2014. As of June 30, 2008, GOL had made deposits in the amount of US$456.1mm (R$729.7mm) related to these orders.

- 10 / 23 -

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of June 30, 2008:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt obligations	-	201,185	30,455	30,456	24,547	374,453	661,096
Pre-delivery deposits	145,128	161,479	141,191	187,851	230,855	107,984	974,488
Aircraft purchase commitments	506,895	1,523,136	1,700,171	1,231,142	1,627,163	4,354,780	10,943,287

Total	652,023	1,885,800	1,871,817	1,449,449	1,882,565	4,837,217	12,578,871

FLEET PLAN

In order to continue its fleet renewal and modernization strategy in accordance with its disciplined growth plan, the Company has reviewed and adjusted its fleet plan to better adapt to recent fuel price increases, higher competition in the air transportation industry and accelerate its fleet renewal program (announced in December 2007), while also improving its low-cost structure. In addition to operational changes to reduce fuel consumption, such as reducing cruise flight speed by a few kilometers per hour and shutting down one engine after landing, the Company is also reducing its capacity growth.

The Company is in the final phases of its plan to replace 737-300 and 767-300 aircraft with 737-700s and 737-800s for operations on short- and medium-haul routes. These aircraft have lower operational costs, are more fuel efficient, and will reduce the fleet’s average age. The 737-700 NG aircraft provide us with more flexibility to operate in airports with operating restrictions and to offer more direct flights to medium-sized cities with lower traffic volumes. The 737 NGs are also equipped with winglets, a technology that improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than three percent per year. All Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities for takeoffs and landings on short runways.

During 3Q08, our fleet modernization program will replace 13 older aircraft with 13 new Next Generation models, representing a sequential decrease in total available seat capacity by approximately 5% over 2Q08 (13% over GOL’s reported capacity in 3Q07).

The Company has reduced its fleet plan by four leased 737-800 in 2008. For 2009, the fleet plan was reduced by five leased 737-800s. The fleet modernization plan guarantees that GOL’s fleet will maintain its status as one of the youngest and most modern in the world. By the end of 2008, it is expected that the fleet will be comprised entirely of Boeing 737 NGs, reducing the average age of the fleet to 5.6 years. At the end of 2012, 65% of the fleet will be comprised of 737-800 SFP aircraft, reducing the average age to 5.5 years. The table below details the revised fleet plan through 2012:

Combined Fleet Plan (EoP)	2007	2008	2009	2010	2011	2012
B737-300	28	-	-	-	-	-
B737-700 NG	31	40	40	40	40	40
B737-800 NG	18	27	16	11	7	2
B737-800 NG SFP	25	37	52	64	74	85
B767-300 ER	9	-	-	-	-	-

Total	111	104	108	115	121	127

- 11 / 23 -

OUTLOOK

GOL continues to invest in its successful low-cost business model. We will continue to evaluate opportunities to expand operations by adding new flights in Brazil, as well as expanding to other high-traffic centers in South America. Although we have an extremely flexible fleet plan that allows us to manage our capacity growth versus market growth, we expect to benefit from economies of scale as we continue to renew and standardize our fleet and further improve and integrate our highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) over time as we continue to reduce the age of our fleet, benefit from the cost savings associated with our aircraft maintenance center and improve upon our cost-efficient distribution channels. Through the VARIG brand, we provide an attractive service offering to business travelers in the domestic market and international destinations in South America. We expect to grow revenues from our Gollog cargo transportation business, our Smiles loyalty program and other ancillary revenues, such as the Voe Fácil installment payment program.

The air passenger transportation market in Brazil remains under-penetrated and increasing the number of available seats at low fares is important for the continued development of the sector and the economy. In 3Q08 our fleet modernization program will replace 13 older aircraft with 13 new Next Generation models (no net effect in our consolidated fleet) and will sequentially decrease total available seat capacity by approximately 10% over 2Q08 (-5% in the domestic market and -30% the international market).

For the third quarter of 2008, reflecting reported fare increases, we expect consolidated load factors in the range of 60% with consolidated passenger yields in the range of R$26 cents. For the third quarter, we expect consolidated non-fuel CASK to be in the range of R$9.4 cents (-5% versus 2Q08) as we still expect to incur costs related to aircraft returns. During 3Q08 we will finalize the closing of VRG’s intercontinental destinations by shutting down the Paris base. We expect that the incorporation of larger, more fuel-efficient aircraft and our hedging program will partially offset increases in fuel prices. We forecast a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

Beginning in July, GOL will employ several new measures to offset fuel cost increases. On the cost side, we expect our fleet renewal plan to have a positive effect on fuel consumption and maintenance expenses, as new aircraft will reduce the average age of the total fleet. We also expect to save fuel by adding winglets to the fleet, reducing cruise flight speed and shutting down one engine after landing. On the non-fuel cost side, we expect to reduce distribution costs by increasing sales through the Internet. “We are taking all possible measures to lower costs and reduce fuel consumption to offset the recent increase in fuel prices,” stated Constantino de Oliveira, GOL’s president and CEO.

We recently reviewed and adjusted our fleet plan to reduce capacity growth, to better adapt to recent fuel price increases, address higher competition in the air transportation industry and accelerate our fleet renewal program (announced in December 2007), while also improving our low-cost structure. By the end of 2008, our fleet will be comprised of Boeing 737 Next Generation (NG) aircraft. “Revising our fleet plan was in line with our goal to operate one of the youngest and most modern fleet of aircraft in Latin America. We are constantly working to maintain the lowest operating costs in the market, which allow us to offer the lowest fares and continuously stimulate demand,” said de Oliveira. The 737 NG aircraft have lower operational costs, are more fuel efficient, and offer high productivity rates.

By the end of 3Q08, the Company plans to add 13 737NGs to the total fleet and return a total of seven 737-Classics plus six 767s. The fleet modernization and renewal plan will reduce the fleet’s average age to 5.6 years (at the end of 2008) and reduce fuel consumption and maintenance expenses while also improving productivity. “Our extremely flexible fleet plan allows us to manage capacity to keep pace with market growth in an environment with higher fares,” added de Oliveira.

- 12 / 23 -

We expect ancillary revenues to increase, particularly revenue from cargo transportation. We also forecast increased yields by ending operations on long-haul routes and increasing regular fares. We will continue to develop interline and code-share agreements with strategic partners to increase load factors without incurring distribution costs. On the capacity side, we have the flexibility to reduce our ASK generation by returning leased aircraft if demand growth is impacted by higher fares. “We are facing new dynamics in the aviation industry and are well-suited to compete,” added de Oliveira. “We are counting on the strength and commitment of our ‘Team of Eagles’ to help the Company fly through this challenging environment, but fully expect to emerge as a stronger and more competitive airline, providing our customers with a higher quality of service.”

For the full year 2008, we have adjusted our fuel, capacity and currency assumptions. The Company’s full-year general guidance is presented below. These indicators are useful for analysts and investors who project GOL’s results.

General Guidance	2008E (+/-)	2008E (+/-)	Variation
(Consolidated, USGAAP)	Previous	Revised	(%)
Pax Transported (000)	29,000	26,000	-10
ASKs, System (million)	43,000	41,000	-5
International ASK (% of total system)	19	20	+1 pp
Fleet (end of period)	108	104	-4
RPKs, System (million)	28,000	26,000	-7
Cargo and Other Revenues (R$ million)	600	500	-17
Departures (000)	280	275	-2
CASK ex-fuel (R$ cents)	8.7	9.4	+8
Fuel liters consumed (mm)	1,400	1,350	-4
Fuel Price (R$ / liter)	1.89	2.30	+22
Average Exchange Rate (R$ / US$)	1.75	1.67	-5
Capital Expenditures (R$ mm)	1,100	950	-14
Total Adjusted Net Debt (1) / Total Cap. (%)	57	60	+3 pp
Average Shares Outstanding (mm) (2)	200.2	200.2	-

(1)	Balance sheet debt and capital leases plus 7x annual rent, less cash.
(2)	Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above.

- 13 / 23 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 23 -

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A.. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 18 destinations in Brazil and South America. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman -- Meaghan Smith
Ph: +1 (212) 704-8196
E-mail: meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 23 -

Consolidated Operating Data
US GAAP - Unaudited
	2Q08	2Q07	% Change

Revenue Passengers (000)	7,110	6,221	14.3%
GTA	5,869	5,523	6.3%
VRG	1,241	698	77.8%
Revenue Passengers Kilometers (RPK) (mm)	6,897	5,741	20.1%
GTA	5,109	4,959	3.0%
VRG	1,788	782	128.6%
Available Seat Kilometers (ASK) (mm)	10,677	8,692	22.8%
GTA	7,666	7,215	6.3%
VRG	3,011	1,477	103.9%
Load factor	64.6%	66.0%	-1.4 pp
GTA	66.6%	68.7%	-2.1 pp
VRG	59.4%	52.9%	+6.5 pp
Break-even load factor	77.8%	72.1%	+5.7 pp
GTA	69.9%	70.4%	-0.5 pp
VRG	111.8%	72.0%	+39.8 pp
Aircraft utilization (block hours per day)	12.8	14.1	-9.2%
GTA	13.2	14.5	-9.0%
VRG	11.6	13.1	-11.5%
Average fare	R$ 196	R$ 168	16.7%
Yield per passenger kilometer (cents)	19.43	18.04	7.7%
Passenger revenue per available set kilometer (cents)	12.55	12.03	4.3%
Operating revenue per available seat kilometer (RASK) (cents)	13.72	13.25	3.5%
Operating cost per available seat kilometer (CASK) (cents)	16.53	14.33	15.4%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.66	8.62	12.1%
Number of Departures	68,136	61,013	11.7%
Average stage length (km)	956	958	-0.2%
Average number of operating aircraft during period	109.3	87.4	25.1%
GTA	78.3	68.7	14.0%
VRG	31.0	18.7	65.8%
Fuel consumption (mm liters)	359.4	301.8	19.1%
Full-time equivalent employees at period end	16,567	13,313	24.4%
GTA	12,861	11,124	15.6%
VRG	3,706	2,189	69.3%
% of GTA Sales through website during period	78.5%	81.3%	-2.8 pp
% of GTA Sales through website and call center during period	86.1%	92.1%	-6.0 pp
Average Exchange Rate (1)	R$ 1.65	R$ 1.98	-16.7%
End of period Exchange Rate (1)	R$ 1.60	R$ 1.93	-17.1%
Inflation (IGP-M) (2)	4.3%	0.3%	+4.0 pp
Inflation (IPCA) (3)	2.1%	0.8%	+1.3 pp
WTI (avg. per barrel, US$) (4)	$123.80	$64.95	90.6%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.96	$0.54	77.8%

(1) Source: Brazilian Central Bank	(3) Source: IBGE
(2) Source: Fundação Getulio Vargas	(4) Source: Bloomberg

Consolidated Financial Indicators
US GAAP - Unaudited
	LTM 2Q08	LTM 2Q07	% Change

Return
ROE (1)	-7.4%	-0.8%	-6.6 pp
ROIC (2)	-3.5%	-0.4%	-3.1 pp
ROA (3)	-2.5%	-0.3%	-2.2 pp

Credit
Total Assets / Net Equity	3.0	2.8	7.1%
EBITDA / Interest Expense	(1.2)	(0.1)	1100.0%
Total Net Adjusted Debt (4) / EBITDAR	14.5	9.9	46.5%
Total Net Adjusted Debt (4) / Tot. Capitalization (5)	66.6%	62.0%	+4.6 pp

Liquidity
Current Ratio (6)	1.0	1.2	-16.7%
Cash + Accounts Receivable / Current Liabilities	0.6	0.9	-33.3%

(1) Net Income / Net Equity	(4) Total Debt + 7x Lease Expenses - Cash
(2) Net Income / (Net Equity + Total Debt)	(5) Total Debt + 7x Lease Expenses + Net Equity
(3) Net Income / Total Assets	(6) Current Assets / Current Liabilities

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q08	2Q07	% Change

Net operating revenues
Passenger	R$ 1,340,087	R$ 1,046,066	28.1%
Cargo and Other	124,776	105,466	18.3%

Total net operating revenues	1,464,863	1,151,532	27.2%

Operating expenses
Salaries, wages and benefits	245,521	178,127	37.8%
Aircraft fuel	733,642	496,193	47.9%
Aircraft rent	153,397	136,056	12.7%
Sales and marketing	122,378	85,809	42.6%
Landing fees	94,112	70,289	33.9%
Aircraft and traffic servicing	109,482	99,993	9.5%
Maintenance materials and repairs	107,994	76,502	41.2%
Depreciation	55,433	29,500	87.9%
Other	142,132	72,477	96.1%

Total operating expenses	1,764,091	1,244,946	41.7%

Operating income (loss)	(299,228)	(93,414)	220.3%

Other income (expense)
Interest expense	(35,351)	(40,991)	-13.8%
Capitalized interest	9,875	4,089	141.5%
Interest and investment income	102,052	72,879	40.0%
Other expenses, net	(6,290)	8,983	nm

Total other income (expense)	70,286	44,960	56.3%

Income (loss) before income taxes	(228,942)	(48,454)	372.5%
Income taxes (expense) benefit	57,237	13,083	337.5%

Net income (loss)	(171,705)	(35,371)	385.4%

Earnings (loss) per share, basic	(R$ 0.85)	($0.18)	372.2%
Earnings (loss) per share, diluted	(R$ 0.85)	($0.18)	372.2%

Earnings (loss) per ADS, basic - US Dollar	($0.52)	($0.09)	477.8%
Earnings (loss) per ADS, diluted - US Dollar	($0.52)	($0.09)	477.8%

Basic weighted average shares outstanding (000)	201,210	197,306	2.0%

Diluted weighted average shares outstanding (000)	201,210	197,306	2.0%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2008	March 31, 2008

ASSETS	6,191,139	6,506,269
Current Assets	1,679,930	2,002,798
Cash and cash equivalents	299,758	452,217
Short-term investments	437,981	589,714
Receivables, less allowance	339,898	354,289
Inventories of parts and supplies	133,825	201,901
Deposits	206,495	172,308
Recoverable and deferred taxes	85,628	71,302
Prepaid expenses	108,349	101,580
Other	67,996	59,487

Property and Equipment, net	2,557,933	2,540,717
Pre-delivery deposits	729,682	699,762
Flight equipment	2,008,174	1,987,012
Other	200,058	181,486
Accumulated depreciation	(379,981)	(327,543)

Other Assets	1,953,276	1,962,754
Deposits	348,079	420,612
Deferred income taxes	280,403	202,265
Goodwill	538,944	538,944
Tradenames	63,109	63,109
Airport operating rights	560,842	560,842
Other	161,899	176,982

LIABILITIES AND SHAREHOLDER'S EQUITY	6,191,139	6,506,269

Current Liabilities	1,744,317	1,637,846
Short-term borrowings	-	28,077
Current portion of long-term debt	428,953	403,455
Current obligations under capital leases	117,353	101,578
Accounts payable	249,896	251,942
Salaries, wages and benefits	154,378	165,794
Sales tax and landing fees	156,210	146,614
Air traffic liability	419,466	292,441
Aircraft leasing payable	23,563	33,096
Insurance premium payable	231	19,395
Dividends payable	36,708	36,964
Deferred revenue	94,729	88,373
Other	62,830	70,117

Long Term Liabilities	2,354,233	2,553,130
Long-term debt	979,476	1,045,209
Obligations under capital leases	852,663	944,570
Deferred revenue	274,531	294,705
Estimated civil and labor liabilities	142,839	146,507
Other	104,724	122,139

Shareholder's Equity	2,092,589	2,315,293
Preferred shares (no par value)	1,205,801	1,205,801
Common shares (no par value)	41,500	41,500
Additional paid-in capital	40,186	39,638
Treasury shares	(41,180)	(20,864)
Appropriated retained earnings	87,227	87,227
Unappropriated retained earnings	751,299	958,978
Accumulated other comprehensive income	7,756	3,013

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q08	2Q07	% Change

Cash flows from operating activities
Net income (loss)	(171,705)	(35,371)	385.4%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	55,433	29,500	87.9%
Deferred income taxes	(8,907)	27,657	nm
Allowance for doubtful accounts receivable	4,709	2,284	106.2%
Other, net	(355)	4,617	nm
Changes in operating assets and liabilities
Receivables	9,682	(70,510)	nm
Inventories	50,932	(12,338)	nm
Accounts payable and other accrued liabilities	(2,046)	76,551	nm
Deposits with lessors	13,268	(59,540)	nm
Air traffic liability	127,025	86,493	46.9%
Dividends payable	(256)	4,031	nm
Deferred income taxes	(148,622)	(43,783)	239.5%
Deferred revenues	(13,818)	(566)	2341.3%
Other, net	(15,106)	(23,333)	-35.3%

Net cash provided by (used in) operating activities	(99,766)	(14,308)	597.3%
Cash flows from investing activities
Deposits for aircraft leasing contracts	25,078	(20,467)	nm
Acquisition of VRG, net of cash acquired	-	(194,087)	-100.0%
Acquisition of property and equipment	(118,863)	(127,189)	-6.5%
Pre-delivery deposits	(29,920)	80,042	nm
Treasury shares	(20,316)	-	nm
Changes in available-for-sale securities, net	151,733	138,334	9.7%

Net cash provided by (used in) investing activities	7,712	(123,367)	nm
Cash flows from financing activities
Short term borrowings	(28,077)	206,606	nm
Proceeds from issuance of long-term debt	(40,235)	(64,678)	-37.8%
Paid-in subscribed capital	937	4,405	-78.7%
Dividends paid	2,671	(76,223)	nm
Others, net	4,299	2,725	57.8%

Net cash provided by (used in) financing activities	(60,405)	72,835	nm

Net increase in cash and cash equivalents	(152,459)	(64,840)	135.1%
Cash and cash equivalents at beginning of the period	452,217	618,509	-26.9%
Cash and cash equivalents at end of the period	299,758	553,669	-45.9%

Cash, cash equiv. and ST invest. at beg. of the period	1,041,931	1,962,317	-46.9%
Cash, cash equiv. and ST invest. at end of the period	737,739	1,759,143	-58.1%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	41,249	39,886	3.4%
Income taxes paid	(9,956)	(5,819)	71.1%
Non cash investing activities
Accrued capitilized interest	5,974	(4,089)	nm
Shares issued as consideration for the acquisition of VRG	-	359,244	-100.0%
Capital leases	(79,675)	26,283	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	2Q08	2Q07	% Change

Net operating revenues
Passenger	R$ 1,340,087	R$ 1,046,066	28.1%
Cargo and Other	117,479	104,900	12.0%

Total net operating revenues	1,457,566	1,150,966	26.6%

Operating expenses
Salaries, wages and benefits	244,973	177,743	37.8%
Aircraft fuel	733,642	496,193	47.9%
Aircraft leasing	175,811	158,366	11.0%
Sales and marketing	122,378	85,942	42.4%
Landing fees	94,112	70,289	33.9%
Aircraft and traffic servicing	109,482	99,993	9.5%
Maintenance materials and repairs	107,994	76,502	41.2%
Depreciation and amortization	35,641	22,566	57.9%
Other operating expenses	130,914	96,406	35.8%

Total operating expenses	1,754,947	1,284,000	36.7%

Operating income (loss)	(297,381)	(133,034)	123.5%

Other expense
Interest income (expense), net	60,489	46,198	30.9%

Income (loss) before income taxes	(236,892)	(86,836)	172.8%
Income tax and social contribution	20,125	243,910	-91.7%

Net income (loss)	(216,767)	157,074	nm

Earnings (loss) per share	(R$ 1.07)	R$ 0.78	nm
Earnings (loss) per ADS - US Dollar	($0.65)	$ 0.39	nm
Number of outstanding shares on the balance sheet date (000)	202,301	202,295	0.0%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	June 30, 2008	March 31, 2008

ASSETS	4,733,827	5,007,809
Current Assets	1,596,827	1,965,712
Cash and cash equivalents	356,024	637,734
Short term investments	381,715	404,197
Accounts receivable	339,898	354,289
Inventories	143,114	186,222
Deferred taxes and carryforwards	85,628	71,302
Prepaid expenses	108,349	101,580
Credits with leasing companies	114,103	125,933
Other credits	67,996	84,455

Non-Current Assets	571,731	567,312
Deposits for aircraft leasing contracts	165,616	183,999
Deferred taxes and carryforwards	395,341	372,782
Other Credits	10,774	10,531

Permanent Assets	2,565,269	2,474,785
Investments	981,227	981,501
Pre-delivery deposits for flight equipment	914,455	862,631
Property, plant and equipment	639,196	604,533
Deferred	30,391	26,120
LIABILITIES AND SHAREHOLDERS' EQUITY	4,733,827	5,007,809

Current liabilities	1,574,914	1,498,980
Short-term borrowings	444,154	458,977
Suppliers	249,896	251,942
Rent Payable	23,563	33,085
Payroll and related charges	154,378	165,794
Taxes obligations	47,760	57,750
Landing fees and duties	108,450	88,864
Air traffic liability	419,466	292,441
Dividends and interest on shareholder's equity	36,708	36,964
Mileage program	42,595	47,610
Other liabilities	47,944	65,553

Non-current	1,147,266	1,228,868
Long-term borrowings	979,476	1,045,209
Provision for contingencies	57,852	61,520
Other liabilities	109,938	122,139

Shareholders' Equity	2,011,647	2,279,961
Capital stock	1,363,946	1,363,946
Capital reserves	89,556	89,556
Profit reserves	591,569	844,310
Total comprehensive income, net of taxes	7,756	3,013
Treasury shares	(41,180)	(20,864)

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	2Q08	2Q07	% Change

Cash flows from operating activities
Net income (loss)	(216,767)	157,074	nm
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	35,641	22,604	57.7%
Provision for doubtful accounts receivable	4,709	2,284	106.2%
Provision for allowance	4,918	-	nm
Deferred income taxes	(3,722)	(233,297)	-98.4%
Amortization of deferred assets	8,265	164	4939.6%
Amortization of investments	(274)	38	nm
Changes in operating assets and liabilities
Receivables	9,682	(70,510)	nm
Inventories	38,190	(12,338)	nm
Prepaid expenses, tax recoverable and other receivables	(11,886)	(27,155)	-56.2%
Suppliers	(2,046)	76,592	nm
Air traffic liability	127,025	86,493	46.9%
Mileage program	(5,015)	(7,455)	-32.7%
Taxes payable	(9,990)	71	nm
Insurance payable	(19,144)	(14,001)	36.7%
Payroll and related charges	(11,416)	15,302	nm
Provision for contingencies	(3,668)	(3,511)	4.5%
Dividend and Interest on shareholder's capital	(256)	(1,282)	-80.0%
Other liabilities	(602)	(19,506)	-96.9%

Net cash provided by (used in) operating activities	(56,356)	(28,433)	98.2%
Cash flows from investing activities
Financial investments	22,482	65,601	-65.7%
Investments	548	(200,413)	nm
Treasury stocks	(20,316)	-	nm
Deposits for leasing contracts	18,383	(45,664)	nm
Deferred asset	(12,536)	(15,213)	-17.6%
Pre-delivery deposits	(51,824)	75,953	nm
Property, plant and equipment	(70,304)	(80,784)	-13.0%
Other	-	6,325	-100.0%

Net cash used in investing activities	(113,567)	(194,195)	-41.5%
Cash flows from financing activities
Loans	(80,556)	147,919	nm
Capital increase	-	2,009	-100.0%
Total comprehensive income, net of taxes	4,743	5,835	-18.7%
Dividends paid	(35,974)	(70,708)	-49.1%

Net cash provided by financing activities	(111,787)	85,055	nm
Net increase in cash and cash equivalents	(281,710)	(137,573)	104.8%
Cash and cash equivalents at beginning of the period	637,734	982,540	-35.1%
Cash and cash equivalents at end of the period	356,024	844,967	-57.9%

Additional information:
Interests paid for the period	(41,249)	(39,886)	3.4%
Income tax and social contribution paid for the period	16,403	5,289	210.1%
Transactions not affecting cash:
Goodwill reserve	-	412,317	-100.0%
Goodwill valued on shareholder’s deficit of VRG	-	367,851	-100.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.